UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form N-8F

Application for Deregistration of Certain Registered Investment Companies.

I.	General Identifying Information

1.	Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

[x]	Merger

[ ]	Liquidation

[ ]	Abandonment of Registration (Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

[ ]	Election of status as a Business Development Company (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.	Name of fund: PW Technology Partners, L.P.

3.	Securities and Exchange Commission File No.: 811-09181

4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

[x] Initial Application	[ ] Amendment

5.	Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

c/o UBS PaineWebber Inc., 1285 Avenue of the Americas, New York, New York 10019

6.	Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

Mark Goldstein, UBS PaineWebber Inc., 1285 Avenue of the Americas, New York, New York 10019. Telephone number (212) 713-9036.

7.	Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

PFPC, Inc., 103 Bellevue Parkway, Wilmington, Delaware 19809, Attn: Neal Andrews. Telephone Number: (302) 791-1462

NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 3la-1 and 3la-2 for the periods specified in those rules.

8.	Classification of fund (check only one):

[x] Management company;

[ ] Unit investment trust; or

[ ] Face-amount certificate company.

9.	Subclassification if the fund is a management company (check only one):

[ ] Open-end	[x] Closed-end

10.	State law under which the fund was organized or formed (e.g., Delaware, Massachusetts): Delaware

11.	Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated: PW Fund Advisor, L.L.C., 1285 Avenue of the Americas, New York, New York 10019.

12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated: UBS PaineWebber Inc., 1285 Avenue of the Americas, New York, New York 10019

13.	If the fund is a unit investment trust ("UIT") provide:

(a)	Depositor's name(s) and address(es):

(b)	Trustee's name(s) and address(es):

14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

[ ] Yes [x] No

If Yes, for each UIT state:
Name(s):

File No.: 811-_________

Business Address:

15.	(a)	Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[x] Yes [ ] No

If Yes, state the date on which the board vote took place: September 10, 2002

If No, explain:

(b)	Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[ ] Yes [x] No

If Yes, state the date on which the shareholder vote took place:

If No, explain: The Fund was advised by counsel that under the applicable state law and the Investment Company Act of 1940 Act the merger could be effected without a shareholder vote.

II.	Distributions to Shareholders

16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

[x] Yes [ ] No

(a)	If Yes, list the date(s) on which the fund made those distributions: October 15, 2002

(b)	Were the distributions made on the basis of net assets?

[x] Yes [ ] No

(c)	Were the distributions made pro rata based on share ownership?

[x] Yes [ ] No

(d)	If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

(e)	Liquidations only:

Were any distributions to shareholders made in kind?

[ ] Yes [ ] No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.	Closed-end funds only: Has the fund issued senior securities?

[ ] Yes [x] No

If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18.	Has the fund distributed all of its assets to the fund's shareholders?

[x] Yes [ ] No

If No,
(a)	How many shareholders does the fund have as of the date this form is filed?

(b)	Describe the relationship of each remaining shareholder to the fund:

19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

[ ] Yes [x] No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.	Assets and Liabilities

20.	Does the fund have any assets as of the date this form is filed? (See question 18 above)

[ ] Yes [x] No

If Yes,
(a)	Describe the type and amount of each asset retained by the fund as of the date this form is filed:

(b)	Why has the fund retained the remaining assets?

(c)	Will the remaining assets be invested in securities?

[ ] Yes [ ] No

21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

[ ] Yes [x] No

If Yes,
(a)	Describe the type and amount of each debt or other liability:

(b)	How does the fund intend to pay these outstanding debts or other liabilities?

IV.	Information About Event(s) Leading to Request For Deregistration

22.	(a)	List the expenses incurred in connection with the Merger or Liquidation:

(i)	Legal expenses: approximately $100,000

(ii)	Accounting expenses: n/a

(iii)	Other expenses (list and identify separately): custody fees: n/a

(iv)	Total expenses (sum of lines (i)-(iii) above): approximately $100,000

(b)	How were those expenses allocated? These expenses were paid by an affiliate of the Fund's general partner.

(c)	Who paid those expenses? An affiliate of the Fund's general partner.

(d)	How did the fund pay for unamortized expenses (if any)? n/a.

23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

[ ] Yes [x] No

If Yes, cite the release numbers of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.	Conclusion of Fund Business

24.	Is the fund a party to any litigation or administrative proceeding?

[ ] Yes [x] No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

[ ] Yes [x] No

If Yes, describe the nature and extent of those activities:

VI.	Mergers Only

26.	(a)	State the name of the fund surviving the Merger: UBS PW Technology Partners, L.L.C.

(b)	State the Investment Company Act file number of the fund surviving the Merger: 811-21201

(c)	If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

(d)	If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION

          The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of PW Technology Partners, L.P., (ii) he is an Authorized Signatory on behalf of PW Fund Advisor, L.L.C., the general partner of PW Technology Partners, L.P. and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.

/s/ Michael Mascis

Exhibit

AGREEMENT AND PLAN OF MERGER

           AGREEMENT AND PLAN OF MERGER, dated as of September 10, 2002, between PW Technology Partners, L.P., a Delaware limited partnership (the "Partnership"), and UBS PW Technology Partners, L.L.C., a Delaware limited liability company (the "Company").

WITNESSETH:

           WHEREAS, the Company desires to acquire the properties and other assets, and to assume all of the liabilities and obligations, of the Partnership by means of a merger of the Partnership with and into the Company;

           WHEREAS, Section 17-211 of the Delaware Revised Uniform Limited Partnership Act, 6 Del.C. ss.17-101, et seq. (the "Partnership Act"), and Section 18-209 of the Delaware Limited Liability Company Act, 6 Del.C. ss.18-101, et seq. (the "LLC Act"), authorize the merger of a Delaware limited partnership with and into a Delaware limited liability company;

           WHEREAS, the Partnership and the Company now desire to merge (the "Merger"), following which the Company shall be the surviving entity;

           WHEREAS, the requisite approvals by the Partnership and the Company have been obtained;

           NOW THEREFORE, the parties hereto hereby agree as follows:

ARTICLE I

THE MERGER

           SECTION 1.01.   The Merger.

           (a)   On October 15, 2002, after satisfaction or, to the extent permitted hereunder, waiver of all conditions to the Merger, as PW Fund Advisor, L.L.C., the general partner of the Partnership (the “GP”) on behalf of the Partnership, and the Company shall determine, the Company, which shall be the surviving entity, shall merge with the Partnership and shall file a certificate of merger substantially in the form of Exhibit 1 hereto (the “Certificate of Merger”) with the Secretary of State of the State of Delaware and make all other filings or recordings required by Delaware law in connection with the Merger. The Merger shall become effective at such time as is specified in the Certificate of Merger (the “Effective Time”).

           (b)   At the Effective Time, the Partnership shall be merged with and into the Company, whereupon the separate existence of the Partnership shall cease, and the Company shall be the surviving entity of the Merger (the “Surviving Company”) in accordance with Section 17-211 of the Partnership Act and Section 18-209 of the LLC Act.

           SECTION 1.02.  Exchange of Interests. At the Effective Time:

           (a)   Each partnership interest in the Partnership outstanding immediately prior to the Effective Time shall be exchanged for limited liability company interests of the Surviving Company, and each partner of the Partnership immediately prior to the Effective Time shall be bound by the limited liability company agreement of the Surviving Company and admitted to the Surviving Company as a member of the Surviving Company, having a Fund Percentage (as defined in the limited liability company agreement of the Company) identical to the percentage in the Partnership that was established on the Partnership’s books for such peson or entity immediately prior to the Merger;

           (b)   The limited liability company interest in the Company held by the Organizational Member (as defined in the limited liability company agreement of the Company) shall be cancelled in consideration of the return to the Organizational Member of its capital contributions to the Company, and the Organizational Member shall cease to be a member of the Company;

           (c)   The limited liability company interest in the Company held by the Special Advisory Member (as defined in the limited liability company agreement of the Company) shall remain issued and outstanding.

ARTICLE II

THE SURVIVING COMPANY

           SECTION 2.01.  Limited Liability Company Agreement. The limited liability company agreement of the Company in effect at the Effective Time shall be the limited liability company agreement of the Company unless and until amended in accordance with its terms and applicable law. The name of the Surviving Company shall be UBS PW Technology Partners, L.L.C.

ARTICLE III

TRANSFER AND CONVEYANCE OF ASSETS
AND ASSUMPTION OF LIABILITIES

           SECTION 3.01.   Transfer, Conveyance and Assumption. At the Effective Time, the Company shall continue in existence as the Surviving Company and, without further transfer, succeed to and possess all of the rights, privileges and powers of the Partnership, and all of the assets and property of whatever kind and character of the Partnership shall vest in the Company without further act or deed; thereafter, the Company, as the Surviving Company, shall be liable for all of the liabilities and obligations of the Partnership, and any claim or judgment against the Partnership may be enforced against the Company, as the Surviving Company, in accordance with Section 17-211 of the Partnership Act and Section 18-209 of the LLC Act.

           SECTION 3.02.   Further Assurances. If at any time the Company shall consider or be advised that any further assignment, conveyance or assurance is necessary or advisable to vest, perfect or confirm of record in the Surviving Company the title to any property or right of the Partnership, or otherwise to carry out the provisions hereof, the proper representatives of the Partnership as of the Effective Time shall execute and deliver any and all proper deeds, assignments, and assurances and do all things necessary or proper to vest, perfect or convey title to such property or right in the Surviving Company, and otherwise to carry out the provisions hereof.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES
OF THE COMPANY

          The Company represents and warrants to the Partnership that:

           SECTION 4.01.  Company Existence and Power. The Company is a limited liability company duly formed, validly existing and in good standing under the laws of the State of Delaware.

           SECTION 4.02.   Company Authorization. The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby have been duly authorized by all necessary company action on its part. This Agreement constitutes a valid, binding and enforceable agreement of the Company.

           SECTION 4.03.   Governmental Authorization. The execution, delivery and performance by the Company of this Agreement and the consummation of the Merger by the Company require no action by or in respect of, or filing with, any governmental body, agency, official or authority other than the filing of the Certificate of Merger in accordance with Delaware law.

           SECTION 4.04.   No Violation. The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby do not and will not (i) violate the limited liability company agreement of the Company, (ii) violate any provision of any law, rule or regulation applicable to the Company, (iii) breach, or result in a default under, any existing obligation of the Company under any provision of any agreement, contract or other instrument to which the Company is a party or by which it or its property is bound or (iv) breach or otherwise violate any existing obligation of the Company under any court or administrative order, writ, judgment or decree that names the Company and is specifically directed to it or its property.

ARTICLE V

REPRESENTATIONS AND WARRANTIES
OF THE PARTNERSHIP

           The Partnership represents and warrants to the Company that:

           SECTION 5.01. Partnership Existence and Power. The Partnership is a limited partnership duly formed, validly existing and in good standing under the laws of the State of Delaware.

           SECTION 5.02. Partnership Authorization. The execution, delivery and performance by the Partnership of this Agreement and the consummation by the Partnership of the transactions contemplated hereby have been duly authorized by all necessary partnership action on its part. This Agreement constitutes a valid, binding and enforceable agreement of the Partnership.

           SECTION 5.03. Governmental Authorization. The execution, delivery and performance by the Partnership of this Agreement and the consummation of the Merger by the Partnership require no action by or in respect of, or filing with, any governmental body, agency, official or authority.

           SECTION 5.04. No Violation. The execution, delivery and performance by the Partnership of this Agreement and the consummation by the Partnership of the transactions contemplated hereby do not and will not (i) violate the partnership agreement of the Partnership, (ii) violate any provision of any law, rule or regulation applicable to the Partnership, (iii) breach, or result in a default under, any existing obligation of the Partnership under any provision of any agreement, contract or other instrument to which the Partnership is a party or by which it or its property is bound or (iv) breach or otherwise violate any existing obligation of the Partnership under any court or administrative order, writ, judgment or decree that names the Partnership and is specifically directed to it or its property.

ARTICLE VI

CONDITIONS TO THE MERGER

           SECTION 6.01.    Conditions to the Obligations of Each Party. The obligations of the Company and the Partnership to consummate the Merger are subject to the satisfaction of the following conditions as of the Effective Time:

(i) no provision of any applicable law or regulation and no judgment, injunction, order or decree shall prohibit the consummation of the Merger; and

(ii) all actions by or in respect of or filings with any governmental body, agency, official or authority required to permit the consummation of the Merger shall have been obtained.

ARTICLE VII

TERMINATION

           SECTION 7.01. Termination. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time:

(i) by mutual written consent of the Company and the GP, on behalf of the Partnership; or

(ii) by either the Company or the GP, on behalf of the Partnership, if there shall be any law or regulation that makes consummation of the Merger illegal or otherwise prohibited, or if any judgment, injunction, order or decree enjoining the Partnership or the Company from consummating the Merger is entered and such judgment, injunction, order or decree shall become final and nonappealable.

           SECTION 7.02. Effect of Termination. If this Agreement is terminated pursuant to Section 7.01, this Agreement shall become void and of no effect with no liability on the part of either party hereto.

ARTICLE VIII

MISCELLANEOUS

           SECTION 8.01. Authorized Person. Mitchell A. Tanzman, a member of the Company, shall be authorized, at such time in his sole discretion as he deems appropriate to execute, acknowledge, verify, deliver, file and record, for and in the name of the Company and, to the extent necessary, the members of the Company, the GP and the limited partners of the Partnership, any and all documents and instruments including, without limitation, the limited liability company agreement of the Surviving Company and the Certificate of Merger, and shall do and perform any and all acts required by applicable law which the Surviving Company deems necessary or advisable, in order to effectuate the Merger.

           SECTION 8.02. Survival of Representations and Warranties. The representations and warranties and agreements contained herein and in any certificate or other writing delivered pursuant hereto shall not survive the Effective Time or the termination of this Agreement.

           SECTION 8.03. Amendments; No Waivers.

          (a) Any provision of this Agreement may, subject to applicable law, be amended or waived prior to the Effective Time if, and only if, such amendment or waiver is in writing and signed by the Company and by the GP, on behalf of the Partnership.

          (b) No failure or delay by any party hereto in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

           SECTION 8.04. Integration. All prior or contemporaneous agreements, contracts, promises, representations, and statements, if any, between the Partnership and the Company, or their representatives, are merged into this Agreement, and this Agreement shall constitute the entire understanding between the Partnership and the Company with respect to the subject matter hereof.

           SECTION 8.05. Successors and Assigns. The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns, provided that no party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of the other party hereto.

           SECTION 8.06. Governing Law. This Agreement shall be construed in accordance with and governed by the laws of the State of Delaware, without giving effect to principles of conflicts of law.

           SECTION 8.07. Counterparts; Effectiveness. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each party hereto shall have received the counterpart hereof signed by the other party hereto.

           IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized representatives as of the day and year first above written.

UBS PW TECHNOLOGY PARTNERS, L.L.C.

By: /s/ Mitchell A. Tanzman,
       Organizational Member

PW TECHNOLOGY PARTNERS, L.P.

By: PW FUND ADVISOR, L.L.C.,
as General Partner

By: Michael Mascis
       Name: Michael Mascis
Title: Authorized Person